Marc D. Jaffe	53rd at Third
Direct Dial: 212-906-1281	885 Third Avenue
marc.jaffe@lw.com	New York, New York 10022-4834
August 3, 2015 VIA EDGAR AND OVERNIGHT DELIVERY	Tel: +1.212.906.1200 Fax: +1.212.751.4864
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Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Windsor

Re:                          Houlihan Lokey, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 27, 2015
Commission File No. 333-205610

Ladies and Gentlemen:

On behalf of our client, Houlihan Lokey, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially publicly filed with the Commission on July 10, 2015.

This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Christopher M. Crain, the Company’s General Counsel, dated July 31, 2015.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of the Amendment No. 2, marked to show changes against Amendment No. 1 to the Registration Statement, which was filed with the Commission on July 27, 2015, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

August 3, 2015

Basis of Presentation, page ii

1.            We note that in your description of the New Note here and elsewhere (for example, on page 31), you state that you will issue the note to ORIX USA. Please reconcile this with the language in the Subordinated Promissory Note provided as Exhibit 10.6 that indicates that the note will initially be issued to HLHZ, as well as with your statement on page 111 that the New Note is initially payable to HLHZ.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of the Amendment No. 2 to provide the requested disclosure. See page ii.

Results of Consolidated Operations, page 60

Three Months Ended June 30, 2015 versus June 30, 2014, page 61

2.            We note that bad debt expense for the three months ended June 30, 2015 increased significantly compared to the three months ended June 30, 2014 and is in line with your annual bad debt expense for fiscal years ended March 31, 2014 and 2015. Please enhance your discussion to address the underlying driver(s) for the increase and disclose whether you believe that increased bad debt expense is a trend that is expected to continue.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of the Amendment No. 2 to provide the requested disclosure. See pages 60 and 61.

Description of Capital Stock, page 119

3.            We note your description of the “Final Conversion Date” upon which all outstanding shares of Class B common stock will convert automatically to Class A common stock. Please reconcile the definition provided here with the definition for the same term provided in Article V of your Amended and Restated Certificate of Incorporation filed as Exhibit 3.1, or otherwise explain why you believe the disclosure in your prospectus is consistent with the definition in your Amended and Restated Certificate of Incorporation.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of the Amendment No. 2 to provide the requested disclosure. See page 123.

August 3, 2015

Notes to Consolidated Financial Statements for the three Months Ended June 30, 2014 and 2015, page F-26

Note 10 – Employee Benefit Plans, page F-43

4.            We note that award offers that are settleable in Fram shares based upon a future determinable stock price are classified as a liability until price is established and resulting number of shares are known, at which time they are transferred to equity awards. We also note that, during the period from April 1, 2015 to June 30, 2015, upon the share price being determined, award offers were converted to cash payments and not transferred to equity awards as described above. Please address the following:

•                 Tell us and enhance your disclosure to address the disparity in your plan description and actual activity reflected.

•                 Clarify in your description of the 2006 Incentive Compensation Plan on page 105, including post-corporate reorganization, whether award offers can be converted to cash payments and how these awards will continue to be governed by their existing terms if in connection with the offering, restricted shares of Fram granted under the 2006 Plan will convert into restricted shares of Class B common stock.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of the Amendment No. 2 to provide the requested disclosure. See pages 105 through 107.

August 3, 2015

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.   Please do not hesitate to contact me at 212-906-1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Scott Beiser, Chief Executive Officer, Houlihan Lokey, Inc.
J. Lindsey Alley, Chief Financial Officer, Houlihan Lokey, Inc.
Christopher Crain, Esq., General Counsel, Houlihan Lokey, Inc.
Courtenay Myers Lima, Esq., Latham & Watkins LLP
Ryan K. deFord, Esq., Latham & Watkins LLP
Gregory Fernicola, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Andrea Nicolas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Gregg Noel, Esq., Skadden, Arps, Slate, Meagher & Flom LLP